SCHEDULE A
to
INVESTMENT ADVISORY AGREEMENT

With

McKinley Capital Management, LLC

Series of Professionally Managed Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets

McKinley Diversified Income Fund	0.80%

McKinley Non-U.S. Core Growth Fund	0.85%

Effective Date:  ______________

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	McKINLEY CAPITAL MANAGEMENT, LLC

By: /s/ Elaine E. Richards	By: /s/ Sheldon Fisher
Name: Elaine E. Richards	Name: Sheldon Fisher
Title: President	Title: Chief Operating Officer

Updated by Board Approval at February 17-18, 2014 Board meeting to add the McKinley Non-U.S. Core Growth Fund.